MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management's discussion and analysis ("MD&A") provides a review of important events, the results of operations of CFM for the year ended September 27, 2003, in comparison with those for the year ended September 28, 2002, and a review of the financial position of CFM Corporation ("CFM") as at September 27, 2003. This MD&A should be read in conjunction with CFM's audited consolidated financial statements for the year ended September 27, 2003, and the accompanying notes.

CFM is a leading integrated manufacturer of home products and related accessories in North America and the United Kingdom. CFM designs, develops, manufactures and distributes a line of hearth products, including gas, wood-burning and electric fireplaces, free-standing stoves, gas logs, and hearth accessories. CFM also manufactures and imports barbeques, barbeque parts and accessories, water dispensing and purification products, outdoor garden accessories and imports indoor and outdoor space heating products. The Company maintains an ongoing program of research and development aimed at continually improving the quality, design, features and efficiency of its products.

This MD&A contains forward-looking statements that reflect CFM's current expectations concerning future results and events. These forward-looking statements generally can be identified by the use of statements that include phrases such as "believed," "expect," "anticipate," "intend," "foresee," "likely," "will" or other similar words or phrases. These forward-looking statements involve certain risks and uncertainties, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Important factors that could affect these statements include, without limitation, those risks and uncertainties listed under the heading "Risks and Uncertainties" below. CFM considers the assumptions on which these forward-looking statements are based to be reasonable at the time they were prepared, but cautions the reader that these assumptions regarding future events, many of which are beyond the control of CFM, may ultimately prove to be incorrect. In addition, CFM does not assume any obligation to publicly update any previously issued forward-looking statements.

YEAR ENDED SEPTEMBER 27, 2003 RESULTS OF OPERATIONS

CFM's consolidated sales increased 19% to $685.7 million for the year ended September 27, 2003, compared to $576.2 million in the prior year. Excluding the impact of exchange rate fluctuations on the translation of the Company's U.S. dollar revenues, sales grew by 25% due primarily to increased volume with minimal effect from changes in selling prices. This significant growth was reduced by 6% as a result of the negative impact on the Company's sales caused by the strengthening of the Canadian dollar against the U.S. dollar in the year when compared to the prior year, which led to a reduction in the Canadian dollar value of the U.S. dollar sales of the Company's subsidiaries from the value of such sales based on the exchange rates in effect last year. The average exchange rate used to translate the Company's U.S. dollar revenues and expenses to Canadian dollars for the year ended September 27, 2003 was $1.4675, representing a 7% reduction from the rate of $1.5731 used last year.

Sales by product category and geographic segment were as follows:
12 months ended	September 27	September 28
(in millions of dollars)	2003	2002
	$	$
Hearth and heating products	452.6	443.2
Barbeque and outdoor products	216.4	133.0
Water products	16.7	-
	685.7	576.2

United States	534.8	472.8
Canada	118.7	81.6
Other	32.2	21.8
	685.7	576.2

Sales of hearth and heating products were $452.6 million in the year, an increase of 2% from the prior year. Sales volume growth in the year was $35.2 million or 8% when compared to the prior year; however, this growth was reduced by 6% due to the impact of the strengthening Canadian dollar on the conversion

CFM CORPORATION 2003 ANNUAL REPORT 16

of the Company's U.S. dollar revenues. Of the year-over-year increase in sales volume, 44% was the result of volume increases across most products and channels and 56% resulted from significant growth in sales of heating products from new customer placement. The overall sales growth for the year was achieved despite lower fourth quarter sales when compared to the fourth quarter last year as a result of the loss of placement of certain hearth products with a major customer for their hearth program in calendar 2003. As previously announced, in May, 2003, CFM lost a significant portion of the placement of hearth products it had obtained with a major customer during the previous fiscal year due to competitive pressures. The loss of this product placement resulted in a decline of sales of hearth and heating products of $16.4 million in the fourth quarter when compared to sales of these products in the fourth quarter of fiscal 2002. Sales growth during the year was also reduced by significant product returns of hearth products from certain large mass merchant retail customers following the end of the hearth season in calendar 2002. This unusually high level of returns arose primarily as a consequence of balancing excess end-of-season inventories of hearth products by these customers. Although a certain level of product returns is inevitable in the normal course of doing business with certain large mass merchant customers, it is not CFM's practice or policy to accept significant returns of excess or overstocked inventories from customers. In order to further reduce the risk of being faced with a request for significant product returns in the future, management has implemented new processes designed to enable the Company to work with its customers to monitor and manage the level of inventories carried by these customers during their selling season. Had these product returns not occurred, sales for the year would have increased by an additional $11 million.

Sales of barbeque and outdoor products were $216.4 million in the year, an increase of $83.4 million or 63% from the prior year. Sales volume growth in the year was $90.8 million or 68% when compared to the prior year, however, this growth was reduced by 5% due to the impact of the strengthening Canadian dollar on the conversion of the Company's U.S. dollar revenues. The sales increase was partially a result of the incremental sales of barbeque grills of $45.6 million at The Great Outdoors Grill Company ("TGO"), which was acquired by CFM in the third quarter of fiscal 2002. Continuing sales success with domestically manufactured and imported barbeque grills and accessories and expanded placement of product to existing customers increased sales by a further 33%.

Greenway Home Products Inc. ("Greenway"), acquired on October 3, 2002, generated $16.7 million of incremental sales of water dispensing and purification products in the year.

Sales in the year grew in all geographic segments. Growth in sales in both the United States and Canada in the year was primarily due to the increased sales of barbeque products noted above.

GROSS PROFIT

Gross profit increased by $13.9 million or 8% from the prior year to $187.6 million. As a percentage of sales, gross profit decreased to 27.4% from 30.1% in the previous year.

In addition to the higher sales, several factors contributed to the growth in gross profit in the year. The most significant factor was the improved operating efficiencies experienced at the Company's Canadian barbeque manufacturing operation which lowered manufacturing costs by approximately $3.0 million when compared to the same period a year ago. Gross profit was further enhanced by lower relative distribution costs in the year as compared to the prior year as distribution costs grew approximately 18% in support of a 25% increase in sales volume.

Despite the increase in gross profit during the fiscal year ended September 27, 2003, several factors contributed to a decline in gross profit as a percentage of sales. The unusually high level of customer returns referred to above are estimated to have contributed to a 1% drop in gross profit as a percentage of sales for the year ended September 27, 2003 when compared to the year ended September 28, 2002. Sales of barbeque grills and accessories, which generally sell at margins lower than the historic margins realized on hearth products, accounted for 32% of sales in the year ended September 27, 2003 in comparison with 23% for the year ended September 28, 2002. Management estimates that this shift in sales mix contributed to an approximate 1% drop in the overall gross margin percentage for the year ended September 27, 2003.

SELLING, ADMINISTRATIVE, RESEARCH AND DEVELOPMENT EXPENSES

Operating expenses for the year increased $9.2 million or 10% to $100.9 million when compared to the prior year. Before the effect of the Canadian dollar strengthening and the related positive impact on translation of U.S. dollar expenses, overall operating expenses increased by 14% compared to the same period a year ago. The incremental increase in expenses relates primarily to the addition of the Greenway and TGO operations. The positive impact of the strengthening Canadian dollar on the translation of U.S. dollar expenses into Canadian dollars offset this real increase in expenses. The increase in operating expenses of 10% was realized relative to a 19% increase in sales and as a result operating expenses, as a percentage of sales, declined to 14.7% from 15.9% in the prior year.

CFM CORPORATION 2003 ANNUAL REPORT 17

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESTRUCTURING COSTS

As previously announced, the Company initiated a plan to restructure its operations in order to better realize benefits available from a number of acquisitions completed during the last several years. The restructuring will focus on streamlining operating processes and consolidation of facilities which serve the Company's mass merchant customers and improving the Company's manufacturing operations through anticipated product line rationalization and shifting manufacturing of certain product lines to lower wage cost locations. The restructuring will be completed in stages and will involve the closure of certain of the Company's manufacturing locations and the transfer of manufacturing and administrative activities, as well as certain assets, to other CFM facilities. In addition, as part of this restructuring, several of the Company's warehouses in the United States will be closed and distribution centralized into two larger distribution centres to more efficiently serve the Company's mass merchant customers. Management anticipates annualized savings from the restructuring to exceed $15 million and expects to begin to realize these savings in the later half of fiscal 2004. Currently, management expects the restructuring activities to be completed by the end of fiscal 2004.

In connection with this restructuring, CFM anticipates incurring restructuring costs, including the write-off of certain fixed assets and inventory, within the range of $30 million to $35 million. Of these total costs, CFM anticipates non-cash expenses for the impairment in the value of inventory and accelerated amortization of fixed assets to be within the range of $20 million to $25 million, with the balance of the restructuring costs related to employee relocation, termination and severance, termination of certain leases and other contracts and asset relocation. In accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), these restructuring costs will be recognized and expensed in the period the actual cost or liability for the cost is incurred.

As of September 27, 2003, the following restructuring costs had been incurred:
(in millions of dollars)
$
Provision for severance and benefits	0.3
Asset impairment:
Inventory	4.0
Fixed Asset	3.7
8.0

As of September 27, 2003, none of the restructuring charges listed above had been paid.

EBITDA BEFORE RESTRUCTURING COSTS*

Earnings before interest, taxes, amortization and restructuring costs ("EBITDA before restructuring costs") were $86.8 million, up $4.8 million or 6% from the prior year as a result of the significant sales increase and improved gross profit without a commensurate increase in operating expenses. EBITDA margins before restructuring costs were 12.7%, down from 14.2% last year. The decline in EBITDA margins before restructuring costs is primarily attributable to the above-noted decline in gross profit as a percentage of sales. The following is a reconciliation of EBITDA before restructuring costs to net income for the year:
For the 12 months ended	September 27	September 28
(in millions of dollars)	2003	2002
	$	$
Net income for the period	35.9	42.1
Add back (deduct):
Restructuring costs	8.0	-
Amortization	17.3	13.3
Interest income	(0.2)	(0.2)
Interest expense	8.3	7.1
Income taxes	17.5	19.7
EBITDA before restructuring costs	86.8	82.0

* EBITDA before restructuring costs is defined as earnings before the taking of any deductions in respect of interest, taxes, amortization and restructuring costs. EBITDA before restructuring costs is presented before deductions for interest expense and income, tax expense, amortization and restructuring costs as this is a widely accepted measure of a company's normal operating performance. EBITDA before restructuring costs has been determined by taking net income for the period from the Consolidated Statement of Operations and adding to it interest expense and income, amortization

CFM CORPORATION 2003 ANNUAL REPORT 18

and income taxes and restructuring costs which are disclosed as individual line items within the Consolidated Statement of Operations. EBITDA margin before restructuring costs is defined as EBITDA before restructuring costs expressed as a percentage of sales.

EBITDA before restructuring costs, and EBITDA margin before restructuring costs are not recognized measures for financial statement presentation under GAAP. Non-GAAP measures (such as EBITDA before restructuring costs and EBITDA margin before restructuring costs) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider these financial measures in the context of CFM's GAAP results, as provided in the attached financial statements.

NET INTEREST EXPENSE

Net interest expense of $8.2 million for the year ended September 27, 2003 increased $1.4 million over the prior year. Interest costs increased primarily due to higher rates. Weighted average interest rate on the Company's bank debt was 5.41% for the year, up from 4.44% last year.

NET INCOME

Net income for the year ended September 27, 2003 was $35.9 million, down 15% from $42.1 million in the previous year. The decline is primarily due to the impact of the restructuring costs discussed above. Higher amortization expenses of $4.0 million related to fixed asset additions in fiscal 2002 and 2003 and higher net interest expense, as mentioned above, also contributed to reduced earnings. In addition, strengthening of the Canadian dollar had a negative impact on net income. As mentioned above, the strengthening of the Canadian dollar against the U.S. dollar had an impact on the translation of the Company's U.S. dollar revenues and expenses as well as on the Company's U.S. dollar raw material purchases this year as compared to a year ago. The negative impact of the translation of U.S. dollar denominated earnings to Canadian dollars was partially offset by lower manufacturing costs realized through foreign exchange gains on U.S. dollar raw material purchases within the Company's Canadian manufacturing operations. Management believes that the overall net effect of the strengthening Canadian dollar during the fiscal year ended September 27, 2003 has been a reduction in net income in the range of $3.5 million to $4.5 million when compared to the prior year.

EARNINGS PER SHARE

Earnings per share ("EPS") for fiscal 2003 were $0.89 compared to $1.06 earned in the previous year. The restructuring charges discussed above accounted for $0.12 of the overall decline in EPS. Earnings per share before restructuring costs* were $1.01, a $0.05 or 5% decrease from $1.06 earned in the prior year. The strengthening of the Canadian dollar against the U.S. dollar had a negative impact on EPS for the year. Management believes earnings per share before restructuring costs would have been approximately $1.11 but for the impact of the strengthening Canadian dollar. In addition, the increase in the weighted average number of shares (see below) contributed to a further $0.01 reduction in EPS. The following is a reconciliation of earnings per share before restructuring costs to earnings per share for the year:
For the 12 months ended		September 27		September 28
(in millions of dollars, except earnings per share amounts)		2003		2002
	Earnings	EPS	Earnings	EPS
Net income	35.9	$0.89	42.1	$1.06
Restructuring costs	8.0	$0.20	-	$-
Income tax related to restructuring costs	(3.2)	$(0.08)	-	$-
Earnings before restructuring costs	40.7	$1.01	42.1	$1.06

The weighted average number of shares outstanding increased to 40,215,000 from 39,836,000 in fiscal 2002 primarily as a result of shares issued in connection with the making of the first contingent payment due in connection with the acquisition of Greenway (126,494 shares), and as a result of shares issued on the exercise of stock options in the year (358,840 shares) plus the full year effect of the 2,526,314 shares issued in connection with the 2002 purchase of Keanall, partially offset by the repurchase of 685,600 shares in the year under the Company's Normal Course Issuer Bid.

Diluted EPS was $0.88, a $0.15 or 15% decrease from $1.03 last year as a result of lower overall earnings per share. The restructuring charge accounted for $0.12 of the overall decline in diluted EPS.

* Earnings per share before restructuring costs have been determined by taking net income for the applicable period, adding to it the restructuring costs, deducting provision for income taxes applicable to the restructuring charge to arrive at net income before restructuring costs for the applicable period and dividing net income before restructuring costs by the average number of shares outstanding during such period. Earnings per share before restructuring costs is presented as a measure of the normal operating performance of the Company. Earnings per share before restructuring costs is not a recognized measure for financial statement presentation under GAAP. Non-GAAP measures (such as earnings per share before restructuring costs) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider these financial measures in the context of CFM's GAAP results, as provided in the attached financial statements.

CFM CORPORATION 2003 ANNUAL REPORT 19

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTERLY FINANCIAL RESULTS

(in millions of dollars, except earnings per share amounts)
		Q1			Q2			Q3			Q4		Full Year
	2003		2002	2003		2002	2003		2002	2003		2002	2003	2002
	$		$	$		$	$		$	$		$	$	$
Sales	179.9		127.7	148.4		113.1	171.8		152.4	185.6		183.0	685.7	576.2
Net income	16.5		13.9	4.4		6.3	10.1		7.3	4.9		14.6	35.9	42.1
EBITDA*	31.3		25.4	11.8		13.2	21.4		15.8	22.3		27.6	86.8	82.0
Per share
Earnings	$0.41		$0.37	$0.11		$0.15	$0.25		$0.18	$0.12		$0.36	$0.89	$1.06
Earnings before restructuring costs*	$0.41		$0.37	$0.11		$0.15	$0.25		$0.18	$0.24		$0.36	$1.01	$1.06
Diluted earnings	$0.39		$0.36	$0.11		$0.15	$0.25		$0.18	$0.12		$0.35	$0.88	$1.03

* see previous note regarding EBITDA and earnings per share before restructuring costs

CASH FLOW

In fiscal 2003, CFM generated $66.4 million in cash flow from operations, consumed $17.3 million cash in investing activities and consumed another $41.4 million in financing activities. In addition, the effect of exchange rate fluctuations and foreign currency translation on cash and cash equivalents resulted in a further $1.3 million use of cash. The net effect of the above resulted in a net increase in cash during the year of $6.4 million.

The $66.4 million in cash flow from operations generated by CFM in the year ended September 27, 2003, compares to $50.2 million generated in the year ended September 28, 2002, an increase of $16.2 million or 32%. This significant increase is primarily due to a $20.3 million lower incremental investment in working capital as compared to the prior year; however, net income, after adding back items not involving cash (including the above described non-cash restructuring costs), decreased by $4.1 million from the prior year, which partially offset the favourable change in working capital investment between years.

Despite the growth in sales in fiscal 2003 and incremental working capital required for the newly acquired Greenway and Century Heating operations (see below), working capital decreased by $8.1 million at September 27, 2003 when compared to September 28, 2002. This was due mainly to the loss of placement of certain hearth products at a major customer for the fall/winter 2003 hearth season as discussed above, which resulted in lower account receivables and inventory as at September 27, 2003 compared to September 28, 2002. As well, the Company's initial inventory investment related to its newly introduced mass merchant grill offering in fiscal 2002 required significantly less new investment in fiscal 2003.

Cash flows from investing activities were $17.3 million for the year ended September 27, 2003, relating principally to capital expenditures of $12.3 million, the payment of the cash portion of the first contingent payment due in relation to the Greenway acquisition in the amount of $1.8 million and $2.2 million paid to acquire certain assets of Century Heating Products, a manufacturer of plate steel wood stoves located in Orillia, Ontario.

Financing activities consumed $41.4 million in net cash. During the year, CFM completed the issuance of US$125 million of ten-year senior unsecured notes through a private placement (see discussion under "Financial Position, Liquidity and Capital Resources"). The first US$60 million (CD$82.1 million) of proceeds from this private placement was received on September 12, 2003 and the remaining US$65 million was received subsequent to year-end on November 21, 2003. The proceeds were principally used to repay CFM's existing term bank debt and for general corporate purposes. Additional repayments of existing bank debt were also made which brought total payments of bank debt to $100.9 million. As well, scheduled repayments of $15.0 million were made on the outstanding note payable issued in connection with the acquisition of Keanall in fiscal 2002. As at September 27, 2003, four remaining payments totalling $5.0 million were outstanding in relation to this note. In addition, with the objective of maximizing return on capital employed, CFM purchased and cancelled 685,600 of its outstanding shares at an average price of $11.78 per share during the year ended September 27, 2003 for a total cash cost of $8.1 million. The issuance of 360,000 shares to employees and directors exercising options previously granted to purchase CFM shares generated $2.8 million in cash flow.

CFM CORPORATION 2003 ANNUAL REPORT 20

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

The seasonal nature of the hearth and heating market and the barbeque market impacts the Company's cash flow and investment in working capital. In both categories, pre-season inventories are built in order to meet the seasonal demands of the Company's customers, which are then converted to accounts receivable as those inventories are sold through the season and ultimately to cash as the accounts receivable are collected. To support the growth of its barbeque products, the Company has and will continue to be required to make additional investments in working capital; however, as the barbeque selling season is counter-seasonal to the Company's traditional hearth business, this additional investment in barbeque-related working capital generally occurs as investment in hearth-related working capital is falling to its lowest point in the cycle. Water products tend to be a less seasonal product category than hearth and barbeque products; however, retailers generally advertise and promote water products to the consumer for the summer and pre-Christmas periods. As a consequence, inventories of water products are built in advance of those periods to meet the anticipated demand.

As CFM's fiscal year end falls in the middle of the hearth season and at the early part of the pre-Christmas water products selling season, working capital at year-end is typically at a high point in the cycle. Consolidated net working capital* at September 27, 2003 was $167.9 million, which compares to $197.9 million at the end of fiscal 2002. The 17% appreciation in the Canadian dollar against the US dollar as at September 27, 2003 when compared to a year ago resulted in an approximate $23.0 million reduction in net working capital when compared to levels at September 28, 2002; however, before the impact of foreign exchange rate fluctuations, consolidated net working capital decreased by $7.0 million when compared to a year ago. As noted previously, this decrease occurred despite continued growth in CFM's business, due primarily to the loss of placement of certain hearth products at a major customer as well as a lower incremental investment in barbeque inventory in 2003.

As part of its capital management, the Company reviews certain working capital metrics. For example, the Company evaluates its accounts receivable and inventory levels through the computation of days' sales outstanding and inventory turnover. After improving significantly in fiscal 2002 over 2001, the number of days' sales outstanding in accounts receivable as at September 27, 2003 remained consistent at approximately 68 days. Despite the incremental inventories from the acquisition of Century Heating and as required to support the rapid growth in CFM's barbeque and water products businesses, inventory turns improved slightly from 3.7 at September 28, 2002 to almost 4.0 at September 27, 2003.

Management expects investment in working capital to decrease in the first quarter of fiscal 2004 as the seasonally high levels of inventories of hearth and heating products and water products are sold through their respective channels and accounts receivable from those sales are collected. Working capital is expected to increase again towards the end of the first quarter and into the second quarter of fiscal 2004 as barbeque inventories are built in anticipation of the upcoming barbeque season.

Net bank debt** at September 27, 2003 was $152.6 million, down $29.0 million from September 28, 2002, due primarily to lower working capital requirements. CFM was capitalized*** as at September 27, 2003 with net bank debt to total capitalization of 32%.

In the fourth quarter of fiscal 2003, CFM completed the sale of US$125 million of senior unsecured notes through a private placement. With long-term interest rates in fiscal 2003 reaching their lowest levels in 45 years, management took advantage of the lower rates to secure long-term cost effective debt financing. The notes were issued in two series with funding on the first series of US$60 million occurring on September 12, 2003 and funding on the second series of US$65 million occurring on November 21, 2003. The proceeds from the sale of these notes were used principally to repay debt under CFM's existing bank credit facilities and for general corporate purposes. The notes have a fixed coupon rate of 6.1% and ten-year maturities with principal due at maturity. In order to hedge against exposure to interest rate increases prior to the coupon rate on the notes being set, the Company entered into a series of interest rate swap contracts. These contracts were settled on August 20, 2003 resulting in the prepayment of interest of approximately $2.0 million. In accordance with GAAP, this prepayment was deferred and will be amortized to interest expense over the ten-year term of the notes.

* Net working capital is defined as accounts receivable, inventory and prepaid expenses less accounts payable and accrued liabilities and tax payable net of any taxes recoverable. Net working capital is presented because it is a widely accepted measure of the extent to which a company has net current assets available to support its operations.

** Net bank debt is defined as bank debt (current and long-term), plus bank indebtedness plus senior unsecured notes payable less cash. This measure is widely accepted by the financial markets as a measure of credit availability.

*** Capitalization is defined as net bank debt plus shareholders' equity. Capitalization is presented as a measure of the Company's total financing structure.

Net bank debt, capitalization and net working capital are not recognized measures for financial statement presentation under Canadian GAAP. Non-GAAP measures do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider these financial measures in the context of CFM's GAAP results, as provided in the attached statements.

CFM CORPORATION 2003 ANNUAL REPORT 21

MANAGEMENT'S DISCUSSION AND ANALYSIS

The unused and available credit under CFM's existing bank credit facilities stood at $106.5 million at September 27, 2003. In conjunction with the issue of the long-term notes referred to above, CFM and its banking syndicate have amended and extended its existing bank credit facilities. Effective November 25, 2003, these credit facilities were amended to provide up to $190 million in revolving term debt for a period which extends to November 25, 2006. The terms under this amended credit facility are largely the same as those under the Company's previous credit facility agreement with the exception of a 25 basis point increase in interest rates under the amended agreement. Approximately $20 million in debt was outstanding under the amended credit facility put in place on November 25, 2003.

CFM will continue to have cash requirements to support its seasonal working capital needs and capital expenditures, as well as to pay interest under its bank credit facility, service its debt and fund share purchases under its Normal Course Issuer Bid. In addition, the restructuring recently initiated by the Company, as discussed above, will place additional demand on the Company's capital resources in fiscal 2004; however, most of the costs anticipated as part of this restructuring relate to the writedown of inventory and fixed assets to reflect the impairment in the value of inventory and accelerated amortization of fixed assets and do not involve cash. In order to meet its cash requirements in fiscal 2004, CFM intends to use internally generated funds as well as the proceeds from the offering of the unsecured notes and its amended credit facilities, as required. Management believes that cash flow from operations, the proceeds from the sale of the unsecured notes and capacity under the amended credit facilities will be sufficient to meet CFM's cash requirements over the remainder of fiscal 2004.

CFM was in compliance with all covenants under its existing bank credit facility and unsecured notes as at September 27, 2003. While the restructuring is anticipated to reduce earnings and, as a result, impact cash flows and borrowing levels in fiscal 2004, management is confident the Company will remain in compliance with its debt covenants throughout 2004 and have access to sufficient levels of financing to operate and grow the Company's business.

TRENDS, RISKS AND UNCERTAINTIES

CFM is subject to a number of the usual risks associated with operating in a durable consumer products industry. These risks include:

General economic conditions, consumer confidence and level of housing starts

Demand for the Company's products is affected by general economic conditions influencing the level of consumer confidence and the level of housing starts. Reduced new home construction activity, as a result of high interest rates or other economic factors, can lead to a reduction in sales by the Company in the hearth and heating market segment. In addition, reduced consumer spending on home improvement items, as a result of interest rate factors or other economic developments, can lead to a reduction in sales by the Company at the retail and mass merchant levels. The Company has taken steps to reduce these risks by diversifying its product portfolio. The Company's barbeque parts and accessories products are less affected by the general state of the economy since, in management's opinion, in a strong economy consumers will tend to purchase new barbeques and barbeque accessories and in a weak economy consumers will tend to purchase barbeque replacement parts, given the relative lower costs of these expenditures. Similarly, demand for the Company's water purification, filtration and dispensing appliances is less sensitive to general economic conditions, given increasing consumer concerns regarding water quality; however, Greenway's other water products, such as portable icemakers and air treatment appliances, involve a greater level of discretion on the part of consumers and, therefore, sales of these products can be influenced by reduced consumer spending levels. With the expansion into barbeque, barbeque replacement parts and accessories and water purification, filtration and dispensing appliances, management believes the Company is positioned to be successful in a variety of economic conditions, although there can be no assurances that reductions in earnings as a result of reduced sales in specific product categories will be fully offset as a result of increased sales in other product categories.

Demographics

Management believes that demographic trends, such as the tendency of aging, affluent baby-boomers to spend more leisure time in larger, better-appointed homes, patios and gardens will contribute to the Company's growth. Management believes that these consumers will be drawn to gas and electric hearth products for their elegance, performance and convenience. Management also anticipates that demand for the Company's increasingly diverse line of other home products, such as the Company's barbeque products, indoor and outdoor space heaters and garden accessories, is poised for growth due to the same demographic trend.

Ability to develop new products

The Company's market position is primarily the result of its ability to effectively anticipate consumer habits and expectations and develop new or modified products in a timely fashion to satisfy these expectations. New product introductions represent a significant portion of gas hearth and barbeque product sales in any given year and management believes that new product introductions will continue to sustain the Company's market share and revenue growth

CFM CORPORATION 2003 ANNUAL REPORT 22

in these parts of its business. While the Company continues to invest significant resources in new product development, should the Company's ability to successfully develop and introduce new products in relation to its competitors be constrained in the future, its results of operations and financial condition could be negatively affected.

Patent protection

The Company continually develops and improves its products and technological processes and management believes that this will enable it to maintain its competitive position. In light of the continuous nature of these developments, the Company does not, except perhaps in the case of substantial improvements, intend to apply for patents covering most of these processes. Consequently, no assurance can be given that others will not independently develop substantially similar technology or that the Company can meaningfully protect such unpatented trade secrets. In addition, even though the Company's current strategy is not focused on patent protection, there can be no assurance that any of the Company's issued patents will be held valid and enforceable, if challenged, or that a competitor will not be able to circumvent an issued patent by the adoption of a competitive, though non-infringing, product or process. Also, no assurance can be given that others do not have or will not obtain patents that the Company would need to license, or that if such a licence is required it would be available on reasonable terms, or that if a licence is not obtained, that the Company will be able to circumvent, through a reasonable investment of time and expense, such outside patents. From time to time the Company has been involved in patent-related litigation that has resulted in the incurring by the Company of significant legal costs. While the Company considers such litigation to be outside the ordinary course of its business, there can be no guarantee that similar claims will not be advanced against it in the future.

Weather and related customer buying patterns and manufacturing issues

Management believes that there have been trends towards more moderate autumn and winter temperatures throughout many parts of North America in recent years. Record warm temperatures throughout these areas in the falls of both 2001 and 2002 had a negative impact on the Company's sales growth as the weather resulted in lower demand for hearth and heating products in the Company's retail hearth and distribution channels. While the Company believes that opportunities for growth in the hearth products and space heating markets remain, recent trends towards more moderate fall and early winter temperatures throughout much of North America create risks of reduced demand for the Company's products. Similarly, for barbeque products, the weather can have an impact on the sales of these products. Barbeque sales are adversely affected by cold and/or wet spring weather as most sales to the Company's customers are made between January and June.

Weather may also extend or delay consumer purchases of certain products. For example, the cold winter temperatures that finally arose in December 2002 and January 2003 extended the hearth and heating season but delayed the commencement of the barbeque season. The Company is able to manage this risk by offering products in both the hearth and heating products category and the barbeque and outdoor products category.

Certain of the Company's customers, particularly mass merchant retailers and distributors, do not generally commit to purchase specific product quantities at the commencement of their selling season and, instead, typically provide the Company with a non-binding forecast, subsequently issuing purchase orders for their specific requirements on a weekly basis, in most cases. Most of these retailers start their selling season, whether it be fall or spring, with an initial order designed to stock their stores and provide inventory for initial consumer demand. If there is an abnormally warm fall or a wet, cold spring, this initial inventory may be sufficient to fulfill consumer demand at the retail level for a longer period of time, potentially reducing re-order activity from these customers and, consequently, reducing the Company's sales to these customers for the season. Conversely, cold fall months and an early warm, dry spring will have the potential to increase customer re-order activity and, thus, increase the Company's sales.

The prospect of unseasonal weather affects the Company's manufacturing operations in that it limits the Company's ability to level load its manufacturing facilities. Since unusual weather conditions are difficult to predict, certain of the Company's facilities may need to pre-build more products than planned in order to allow the Company to react to peak seasonal demands. The cornerstone of the Company's ability to adjust its manufacturing operations to consumer demands in the face of unseasonal weather patterns is the ability of the Company to communicate with its customers in relation to emerging patterns of demand for products during the fall or spring selling seasons. Although the Company's manufacturing capacity is flexible, and although the Company invests considerable resources in customer communication (both human resources as well as communication tools and software), in periods where seasonal consumer demands vary significantly from traditional patterns, either due to unseasonal weather or otherwise, there is a risk of the Company's manufacturing operations being misaligned with demand at the retail level, resulting in conditions of under-supply, where the Company risks the loss of key customers due to its inability to meet their requirements, or over-supply, where the Company is forced to carry abnormally high inventories. The Company's manufacturing facilities are designed to complement each other and thus the Company is generally able to transfer production capacity in relation to most product categories amongst facilities during peak periods.

CFM CORPORATION 2003 ANNUAL REPORT 23

MANAGEMENT'S DISCUSSION AND ANALYSIS

Industry capacity

There is currently over capacity in the North American hearth products industry and such over capacity could lead to increased price competition among large industry participants, which price competition could negatively impact the Company's gross margins. Management believes that there is an increasing number of lower priced hearth, heating and barbeque products being imported from Asia and other developing countries which is resulting in increased price competition in these product categories. The Company is managing this risk by manufacturing hearth products in Mexico and developing relationships with several Asian manufacturers, which will allow the Company to offer lower priced products. The North American water industry, due to its fragmented nature and the growth of imported products, has an abundance of capacity in all segments of dispensing, filtration and purification products. This over-capacity could lead to price competition in one or all segments resulting in lower gross margins for the Company. Given the focus on research and development, and the resulting proprietary technology in the purification segment, management believes that this segment is the least vulnerable to price competition.

Product liability

The sale and use of some of the Company's products create a risk of product liabilities. Although the Company currently maintains product liability insurance which it believes to be adequate for its present operations, and although product liability claims have not historically had a material effect on the Company's business or financial condition, there can be no guarantee that the Company will not become subject to significant claims or product recalls in the future resulting in increased claim or insurance costs. The Company has continued to expand and develop its portfolio of products and its market share in vent-free hearth and space heating products. The nature of these products increases the risk of misuse by consumers and, while the Company engages in appropriate procedures to reduce, and minimize the impact of, product liability claims, the Company has experienced a higher proportion of claims in relation to vent-free products when compared to other product categories.

Availability of gas and gas prices

A substantial portion of the Company's revenues are derived from sales of gas, propane and kerosene fuelled products and related accessories. Major changes in the prices and availability of natural gas, propane or kerosene may affect the demand for the Company's products which require these fuels.

Mass merchant consolidation

An increasing portion of the Company's revenues are generated from mass merchant customers. There is a trend toward increased concentration in the mass merchant channel through continued retailer consolidation. For the year ended September 27, 2003, three customers represented 41% of total sales. In the future, as the Company's sales to this type of customer grow, the risk increases that the loss of revenue from one or more of these customers, whether as a result of changes in purchasing patterns on the part of these customers or a loss of one or more such customers, could adversely affect the Company's operating results. The large mass merchant customers are generally susceptible to consumer spending cycles as they are impacted by general economic conditions and a reduction in mass merchant buying practices as a result of general economic conditions and could adversely impact the Company's sales in this channel. The Company's operating results in the year ended September 27, 2003 were negatively affected by a loss of hearth product placement at one of these mass merchant customers. The substantial purchasing power exercised by these large customers may adversely affect the prices at which the Company can successfully offer its products and, consequently, its overall revenues. In addition, there is an increasing trend among large mass merchant accounts to use the leverage provided by their large buying volumes to obtain more favourable product return programs from suppliers. This increases the risk that the Company will be subject to higher levels of product returns in these distribution channels, which could affect the Company's gross margins. It is not the Company's policy or practice to accept significant returns of excess or overstocked inventory from customers; however, a certain level of product returns is inevitable in the normal course of doing business with large mass merchant customers. The Company actively engages in a process of monitoring the level of store inventories carried by its mass merchant customers during their selling seasons in order to enable it to better manage the order fulfillment process with its customers as a means of reducing potential returns. In spite of the risks that are inherent in its significant presence in the mass merchant channel, the Company believes that the broad geographic coverage, high consumer traffic and large sales volume generated by these customers provide significant opportunities for the Company to increase its sales.

Credit and collections

While the Company believes that it maintains appropriate credit controls and policies, given the large sales volumes generated by its customers, in light of the increasing trend towards consolidation in the mass merchant channel, and also in other retail channels, the Company could become exposed to an increased risk of uncollectible accounts that could have a material adverse effect on its financial results. The Company has in the past had to write off as uncollectible certain mass merchant receivables in connection with the bankruptcy of such mass merchants, although these amounts have not historically been material.

CFM CORPORATION 2003 ANNUAL REPORT 24

Supply and cost of raw materials, purchased parts and labour

The Company relies on a stable and consistent supply of materials and finished goods in carrying out its operations. The Company secures its supply of steel, aluminum, glass, gas valves and various other components from various suppliers on an ongoing basis at negotiated prices. In addition, sales of the Company's space heating products, water appliances and various barbeque products depend on a consistent supply of finished goods from manufacturers in Asia, specifically in South Korea, Taiwan and China, who produce these products. The availability and pricing of these goods are negotiated by the Company on an annual basis. Although the Company does not currently foresee difficulties in obtaining these items, an interruption in the availability of these raw materials or finished goods, whether it be due to geopolitical factors in certain parts of the world, other factors not within the control of the Company or otherwise, or significant increases in the prices paid by the Company for them, could have a material effect on the Company's business.

Although the Company's growth has enabled it to obtain lower component costs through negotiated pricing for consolidated volumes, the pricing of certain commodities, such as steel, are still largely driven by overall market conditions, and increases in the cost of these components can increase the Company's manufacturing costs.

Although the Company believes its employee relations to be good, certain of the Company's employees are unionized. Any labour disputes, particularly those resulting in a strike, could have a material adverse effect on the Company's operations and financial results.

Costs of certain employee benefits

A significant number of the Company's employees are resident in the United States. In order to attract and retain employees in the United States, the Company must offer employment benefits that are appropriate and competitive in the labour markets where its facilities are located. The costs of providing these benefits to U.S. employees, particularly medical benefits, represent a significant expense to the Company over which the Company has limited control and is an expense that has been increasing in recent years. Management of the Company believes that the cost of these benefits will continue to increase as its workforce in the United States ages and such cost increases could have a material effect on the Company's results of operations.

The inability to increase selling prices as costs increase

The Company's ability to increase the prices of its products is constrained by a number of factors. A significant portion of the Company's sales are to distributors who service new home builders and these customers must provide quotations to new home builders in respect of construction projects that will not commence for 12 to 15 months in the future. Accordingly, the Company's pricing to this type of customer is not generally variable to allow for short-term material cost increases, given the extensive lead times that form the basis for these customers' businesses. In addition, mass merchant customers do not generally accept price increases in respect of products forming part of their current programs. This inability to increase prices will become more pronounced as the Company's sales to mass merchant customers increase. The Company's commitment to product development helps it to mitigate this risk by allowing it to continually introduce new products with added features and values that can command higher pricing from these customers.

Competition

In the North American hearth products market, the Company competes with numerous other manufacturers on both a national and regional basis. Many of these competitors are well-established and focused on particular product category strengths. Other manufacturers have a strong regional presence and are emerging as competitors on a national level. Given the broad range of distribution channels through which a number of the Company's products are marketed, the competitive conditions facing the Company in the hearth products market become more pronounced as a larger number of manufacturers have a broader range of options for bringing their products to market.

The barbeque market is very competitive, particularly in relation to products offered at the lower price points. While the Company believes that its broad product portfolio and its ability to offer high-value, innovative designs represent competitive advantages, continued competition from off-shore products could erode some of the Company's sales to its larger customers. The Company is managing this risk by developing relationships with Asian manufacturers which management believes will allow the Company to offer lower priced products manufactured in Asia to customers in its distribution channels.

CFM CORPORATION 2003 ANNUAL REPORT 25

MANAGEMENT'S DISCUSSION AND ANALYSIS

Foreign currency fluctuations

As the Company continues to expand the scope of its activities in foreign markets, it becomes exposed to a greater degree of foreign exchange risk. The Company has exposure to exchange rate changes as a result of its net investment in foreign subsidiaries. Any weakening in the value of the U.S. dollar or British pound against the Canadian dollar would result in lower revenue and earnings for the Company when stated in Canadian dollars. The strengthening of the Canadian dollar relative to the U.S. dollar during the year ended September 27, 2003, when compared to the prior year, had a negative impact on the Company's operating results.

The Company also imports certain products from South Korea, Taiwan and China. While purchases from Korea are denominated in U.S. dollars, the Company is subject to adjustments in product pricing, either favourable or unfavourable, depending on the relationship of the Korean won to the U.S. dollar. While the Company is not subject to specific price adjustments in connection with its purchases from China and Taiwan, exchange rate fluctuations which are unfavourable to the applicable suppliers could have an effect on product pricing available in connection with the Company's annual negotiations with these suppliers. Accordingly, significant strengthening of the Korean, Taiwanese and Chinese currencies against the U.S. dollar could result in lower earnings for the Company.

The Company's Canadian operations utilize raw materials purchased in U.S. dollars. A substantial portion of the foreign exchange exposure on these purchases is offset by a corresponding revenue stream obtained from sales of products manufactured in Canada and sold in the United States in U.S. dollars. The Company continues to monitor foreign exchange rates and their impact on its balance sheet and structures borrowings that are efficient on an economic and tax basis.

Government regulation

The gas fireplace, barbeque and water products markets are affected by government regulation and standards and these regulations are constantly changing. There can be no assurance that the Company's prospects would not be adversely affected in the event of additional regulation in the gas and water industries generally, or in the event of specific regulation of the gas, wood or electric fireplace, barbeque, space heating or water product markets. Potential environmental regulation aimed at curtailing particulate emissions from wood burning fireplaces and stoves, and any other fuel burning products, such as gas fireplaces, stoves, space heaters and barbeques, may have a negative impact on the Company's sales of these products.

O U T L O O K

Despite some challenges in fiscal 2003, management believes the fundamentals of the Company's business remain strong. While the appreciation in the Canadian dollar relative to the U.S. dollar, the unusually high level of end-of-season customer returns and the loss of certain significant placement of hearth products with one major customer all had a negative impact on the Company's results, there were several positive developments which management believes will help position the Company for sales and earnings growth in the future.

Firstly, the Company has continued to experience growth in all of its major product categories, especially in barbeque products and water products, through expanded product offerings and increased placement of product with new and existing customers. With its strong product portfolio and its well-established relationships with a broad variety of customers, management believes that the Company is favourably positioned for long-term sales growth in all significant product categories.

Secondly, the acquisition in October, 2003 of the assets of Temco Fireplace Products, including a strong manufacturing operation in Mexico, has not only provided the Company with profitable incremental hearth products sales volume, but has also provided the opportunity for the Company to move the manufacture of high-volume, high labour content products to Mexico and significantly reduce the cost of manufacturing these products.

Thirdly, the recently announced restructuring to streamline operating processes, consolidate facilities and distribution, and rationalize and shift certain product lines to lower-wage cost locations will result in significant future cost savings which will allow the Company to be more profitable, more competitive and in a better position to pursue sustained, profitable growth into the future.

As discussed earlier in this MD&A, management expects these restructuring initiatives to be completed by the end of fiscal 2004, with the full savings from these initiatives, which management believes will exceed $15 million annually, being realized in fiscal 2005. The total restructuring costs are estimated to be between $30 million and $35 million and the majority of those costs will be incurred in fiscal 2004.

Management believes that fiscal 2004 will be a year of transition for the Company as it undertakes these restructuring initiatives. While operating results for fiscal 2004 are expected to be negatively impacted by the costs to realign and restructure these portions of the Company's business, management believes the completion of these initiatives will place the Company on a stronger foundation from which to achieve its future growth objectives.

CFM CORPORATION 2003 ANNUAL REPORT 26

CHANGE IN REPORTING CURRENCY

As discussed above, fluctuations in the foreign exchange rate between the Canadian and U.S. dollar and the effect on the Company's consolidated operating results from the translation of revenues and expenses from the Company's U.S. subsidiaries has had a significant effect on the Company's reported results for 2003 when compared to the previous year. With a significant portion of the Company's operations in the United States, reporting in Canadian dollars will result in variability in the Company's reported results caused by fluctuations in the value of the Canadian dollar relative to the U.S. dollar. Management believes that this foreign exchange impact causes the Company's Canadian dollar results to not be reflective of the Company's true operating performance. In addition, as a result of the completion of the private placement of senior unsecured notes during fiscal 2003, the Company has an increasing U.S. investor base. As a result, the Company feels that reporting in U.S. dollars would provide investors and other users of its financial statements with more relevant and meaningful information on the Company's performance and financial position. As a consequence, effective for fiscal year 2004, CFM will change its financial reporting currency from the Canadian dollar to the U.S. dollar. In accordance with GAAP rules governing a change in reporting currency, all prior year comparative information is translated into U.S. dollars using the current rate method whereby all revenues and expenses having a functional currency other than the U.S. dollar are translated at the average exchange rate that existed during the period and all assets and liabilities are translated at the period-end exchange rate. The change in reporting currency will be effective beginning with the reporting of the Company's results for the first quarter of fiscal 2004 and, in accordance with GAAP, all prior year comparative financial information will also be restated and translated into U.S. dollars. A summary of key financial highlights for fiscal 2003 and 2002 reported in U.S. dollars is as follows:
	September 27	September 28
(in millions of US dollars)	2003	2002
	$	$
Total assets	462.1	421.5

Total liabilities	217.3	203.8
Total shareholders' equity	244.8	217.7
	462.1	421.5

OPERATING HIGHLIGHTS

Year ended	September 27	September 28
(in millions of US dollars, except earnings per share)	2003	2002
	$	$
Sales	470.4	366.8

Gross margin	128.2	110.5
EBITDA before restructuring costs*	59.2	52.1
Net income	24.2	26.7
EPS	$0.60	$0.67
EPS before restructuring costs**	$0.69	$0.67
Diluted EPS	$0.59	$0.65

* refer to the definition on page 18
** refer to the definition on page 19

CFM CORPORATION 2003 ANNUAL REPORT 27